Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 8, 2011, and should be read in conjunction with the unaudited condensed consolidated interim financial statements and the notes thereto for the nine months ended September 30, 2011, and the Management’s Discussion and Analysis included with the audited consolidated financial statements for the year ended December 31, 2010.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts are expressed in Canadian dollars unless otherwise stated.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

This report and the accompanying unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011 are prepared under IFRS.  The Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 were the Company’s first financial statements under IFRS.  Canadian public companies, effective for fiscal years commencing on or after January 1, 2011, were required to transition to IFRS.  This change also requires that companies restate their 2010 comparative financial statements to be compliant with IFRS.  Readers of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011 are encouraged to review the additional IFRS transition disclosures, including IFRS accounting policies, included in the Company’s March 31, 2011 unaudited condensed consolidated interim financial statements.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada.  The Company’s primary asset is its 49% interest in the Gahcho Kué Project.  The Company entered into a letter of agreement with De Beers Canada Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002 (the “2002 Agreement”), in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the 2002 Agreement with De Beers Canada in effect until July 3, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into an agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•
$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; expensed and included in the opening deficit at January 1, 2010);

•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,363 to September 30, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•
$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011 pending Gahcho Kué Joint Venture Management Committee’s approval for the necessary development work which was approved in June 2011);

•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.  As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements from July 4, 2009.

The underlying value and recoverability of the amounts shown for the Company’s investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife.  The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada.  The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005.  Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages.  Applications for construction and operating permits were submitted in November 2005.

On September 1, 2009, the Company announced that JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study.  The feasibility study results are discussed in the section below titled “Independent Feasibility Study”.

Gahcho Kué Mineral Resource Estimate

The resource estimate prepared by AMEC Americas Limited (“AMEC”) was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”.  In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué Project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003.  The updated resource estimate is summarized as follows in Table 1:

Table 1
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	5.1 1.5	12.2 3.5	14.8 6.2	121 175
Summary	Indicated Inferred	12.4 2.5	30.2 6.0	50.5 10.3	167 173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Modeled diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 De Beers price book with a 20% increase factor. The modeled prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project was then of sufficient quality and level of detail to support a feasibility study.

AMEC concluded that all of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining.  The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods.  All the Gahcho Kué kimberlites remain open to depth.

The AMEC technical report is dated April 20, 2009, and is entitled “Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada”.  A copy of the full report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Independent Feasibility Study

Technical information included in this MD&A regarding the independent feasibility study and the Gahcho Kué Mineral Reserve Report has been reviewed by Daniel Johnson, P. Eng, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. (“JDS”) led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture.   The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:

• Project IRR including sunk costs	20.7%*
• Project IRR excluding sunk costs	33.9%
• Initial project capital	$549.5M
• Working capital	$49.4M
• Sustaining capital including mine closure	$36.1M
• Operating costs	$48.68 per tonne
• Project mine life	11 years
• Average annual production	3 million tonnes
• Total diamond production	49 million carats
• Average annual diamond production	4.45 million carats
• Revenue	US$102.48 per carat**

 *After taxes/royalties and unleveraged
**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: “The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop.”

On June 14, 2011, in a joint news release entitled “De Beers Canada and Mountain Province Diamonds Provide Gahcho Kué Project Update”, the Joint Venture partners announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operators, De Beers Canada, to prepare a plan and budget for the development of the Gahcho Kué mine.  The news release indicated that the plan and budget, once approved by the JV partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

Gahcho Kué Mineral Reserve Report

On October 21, 2010, Mountain Province also announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 2 below.

Table 2
Gahcho Kué Mineral Reserve Estimate
Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	Probable	31.3	1.57*	49.0
* Fully diluted mining grade

Independent Diamond Valuation

On May 5, 2011, in a press release titled “Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds”, the Company announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. (“WWW”) and took place at the London offices of the Diamond Trading Company in early April 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

For the valuation, importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

Table 3 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 3 Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024
Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Mountain Province noted that the results of this independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted in April 2010. Based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand - particularly from the robust Chinese and Indian markets - outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand. As the world’s largest and richest new diamond development project, Gahcho Kué is well-placed to enjoy excellent diamond price support as it prepares for production.

Mountain Province noted further that experience shows that during the mining phase, larger populations of large, high value diamonds are commonly recovered, which has the potential to improve modeled diamond revenues. Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4
Pipe	High Model	Base Model	Low Model
5034 Centre	169	134	116
5034 West	172	133	120
5034 North/East	196	144	123
Hearne	139	110	100

Tuzo	136	103	97
Average	$161	$122	$109
Note: 1 mm nominal square mesh
Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

Mountain Province noted that the 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR. Accordingly, the 41 percent increase in the modeled price over the past year could result in an approximate 12 percent increase in the project IRR.

Permitting

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine.  On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA").  On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Operator had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué project description was presented to the Gahcho Kué Participants, and was incorporated into the EIS submitted to the MVEIRB at the end of 2010.  Key elements of the project description included the following:

•	Average annual production rate of approximately 3 million tonnes of ore;
•	Life of mine from the open-pit reserve of approximately 11 years; and
•	Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010.  The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada entitled “Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel”, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB.  The EIS details the construction and operation of the proposed mine to ensure it is sustainable.  The EIS has been assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The joint venture partners further announced that the next step in the regulatory process would be for the Panel to review the EIS submission and to confirm that the EIS conforms to the Terms of Reference. When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review (“EIR”) will commence.  On March 17, 2011, the Panel wrote a letter to the Operator advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed, and the Panel requested responses in respect of these five items by May 2, 2011.   The Operator responded to three of these items on May 3, 2011, and the remaining two items by mid-July, 2011.  On August 2, 2011, in a news release entitled “Mountain Province Diamonds Achieves Key Milestone with De Beers JV at Kennady Lake”, the Company announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which clears the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

Tuzo Deep Project

On October 7, 2011, in a news release titled “Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey”, the Company announced that the first of two drill rigs had commended drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project.  The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite.  The Company also announced that a second drill rig was expected to arrive at Kennady Lake before the end of October, 2011, and that the five-hole drill program was expected to be completed prior to year end, with final analysis of the results expected by the end of the first quarter of 2012.

On October 24, 2011, in a news release titled “Mountain Province Diamonds Announces Completion of Kennady North and Gahcho Kué Airborne Gravity Survey” (specifically discussed under the heading “Other Exploration” below), the Company announced that the Gahcho Kué Joint Venture decided to expand the previously announced five-hole Tuzo Deep drill program to six holes.  The Company commented that expanding the Tuzo Deep drill program to six holds improved the probability that an inferred mineral resource could be established below 350 metres, which is the current limit of the Tuzo mineral resource.  The six-hole program is expected to be completed by February 2012.

In the October 24, 2011 news release, the Company announced that the first of the six planned Tuzo Deep drill holes is complete and intersected over 200 metres of kimberlite. This hole was drilled at an angle from land to the south of the Tuzo kimberlite.

Other Exploration

On January 20, 2011, in a news release entitled “Mountain Province Diamonds Initiates Exploration at Kennady North Project”, the Company announced plans for a desktop study on the Company’s 100%-owned Kennady North Project, located immediately to the north and west of the Gahcho Kué Project.  The Kennady North Project consists of the five mining leases retained since 2005, and eight mineral claims staked in the fall of 2010, and has an area of approximately 30,374 acres.

The property hosts the Kelvin, Faraday and Hobbes kimberlites, which were discovered in 1999-2000, and are located between 7 km and 12 km northeast of the Gahcho Kué kimberlite cluster. The land package falls within the boundaries of the original AK claims staked in 1992 that originally comprised 520,000 acres.

The desktop study to compile and review all of the previous work completed on Kennady North is continuing. The comprehensive database will allow Mountain Province to fast track and fine tune its future exploration plans in an efficient and cost effective manner. The results will be used to design and implement an exploration program on the Kennedy North Project.  Given the results of the desktop study to date, the Company decided to proceed with an airborne survey of the Kennady North Project.

On October 7, 2011, in the news release titled “Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey”, the Company announced that the 50-meter line spacing airborne gravity survey over both the 100%-controlled Kennady North Diamond Project and Gahcho Kué Project had commenced. The survey was conducted by Fugro Airborne Survey Corp.

The Company commented in the news release that "The Fugro airborne gravity survey is the first property-wide airborne gravity survey to be conducted at Kennady Lake since the start of exploration, approximately 17 years ago.”  It is hoped that additional kimberlites will be identified at both the Gahcho Kué Project and the Kennady North Diamond Project.

On October 24, 2011, the Company announced that the 3,991 line-kilometre survey was successfully completed over the Gahcho Kué Project and the Kennady North Diamond Project, and included a total of 1,198 line-kilometres flown over the Gahcho Kué Project and 2,793 line-kilometres flown over the Kennady North Project.  Preliminary results are expected by the end of November, 2011.

RESULTS OF OPERATIONS
The Company changed its year end from March 31 to December 31, effective December 31, 2009, to align its fiscal year end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

Summary of Quarterly Results
The financial results for the three and nine months ended September 30, 2011 are reported under IFRS.  As well, the financial results for the interim periods in 2010 have been restated to IFRS, to reflect the Company’s transition to IFRS effective January 1, 2010.  The figures for the interim periods in 2009 are presented in Canadian generally accepted accounting principles (“Canadian GAAP”) and have not been restated to IFRS.

December 31, 2011 Fiscal Year
	Third Quarter September 30, 2011	Second Quarter June 30, 2011	First Quarter March 31, 2011
Interest income	$67,466	$76,091	$100,558
Expenses	(2,264,768)	(2,462,609)	(2,197,492)
Net (loss) for period	(2,197,302)	(2,386,518)	(2,096,934)
Net (loss) per share (basic)	(0.03)	(0.03)	(0.03)
Cash flow (used in) operations	(2,353,183)	6,285,978	(13,607,720)
Cash and cash equivalents, end of period	504,895	720,171	1,805,403
Assets	69,937,125	71,935,129	70,130,142
Dividends	Nil	Nil	Nil

December 31, 2010 Fiscal Year
	Fourth Quarter December 31, 2010 (restated to IFRS)	Third Quarter September 30, 2010 (restated to IFRS)	Second Quarter June 30, 2010 (restated to IFRS)	First Quarter March 31, 2010 (restated to IFRS)
Interest income	$57,589	$26,404	$22,142	$16,455
Expenses	(2,401,374)	(2,884,485)	(2,725,144)	(1,753,473)
Net (loss) for period	(2,375,358)	(2,889,654)	(2,734,232)	(1,767,905)
Net (loss) per share (basic)	(0.03)	(0.04)	(0.04)	(0.03)
Cash flow (used in) operations	(2,144,792)	(2,290,002)	(1,739,252)	(1,094,923)
Cash and cash equivalents, end of period	23,778,053	1,984,041	3,276,714	159,805
Assets	71,236,108	52,396,274	54,458,648	45,102,618
Dividends	Nil	Nil	Nil	Nil

December 31, 2009 Fiscal Nine Months
	Third Quarter December 31, 2009 (Canadian GAAP)	Second Quarter September 30, 2009 (Canadian GAAP)	First Quarter June 30, 2009 (Canadian GAAP)
Interest income	$8,353	$2,466	$1,146
Expenses	(743,421)	(907,172)	(329,396)
Net (loss) before tax recovery	(735,068)	(904,706)	(328,250)
Future income tax recovery	182,953	239,747	86,986
Net (loss) after tax recovery	(552,115)	(664,959)	(241,264)
Net (loss) per share (basic)	(0.01)	(0.01)	(0.00)
Cash flow (used in) operations	(1,255,755)	(525,442)	(249,195)
Cash and cash equivalents, end of period	208,559	644,269	181,900
Assets	83,746,546	75,462,011	65,557,225
Future income tax liabilities	5,176,881	5,359,834	5,599,581
Dividends	Nil	Nil	Nil

Three Months Ended September 30, 2011
The Company’s net loss during the three months ended September 30, 2011 was $2,197,302, compared with a net loss of $2,889,654 for the three months ended September 30, 2010.

Operating expenses were $2,248,809 for the three months ended September 30, 2011 compared to $2,884,485 for the comparative three months ended September 30, 2010.  The decrease is primarily attributable to reduced costs for the Gahcho Kué Project in the three months ended September 30, 2011 compared to the same period of the prior year (as a result of the completion of the feasibility study work  for the 2011 results, as well as timing on other Gahcho Kué activities).  Salaries and benefits are up for the three months ended September 30, 2011 ($46,073) compared to September 30, 2010 ($9,243) primarily due to timing of payments in fiscal 2011 versus fiscal 2010.  Interest income of $67,466 for the three months ended September 30, 2011 is up compared to the comparative period for the prior year ($26,404) because of increased investments as a result of financings.

Nine Months Ended September 30, 2011
The Company’s net loss during the nine months ended September 30, 2011 was $6,680,754, compared with a net loss of $7,391,791 for the nine months ended September 30, 2010.

Operating expenses were $6,877,513 for the nine months ended September 30, 2011 and $7,363,102 for the nine months ended September 30, 2010.  Interest income was $244,115 for the nine months ended September 30, 2011 compared to $65,001 for the nine months ended September 30, 2010 as a result of increased balances for investment from the 2010 financings.  Consulting fees, including stock-based compensation of $487,085 for options granted in the first quarter of 2011, as well as other consulting, were up from $542,317 for the nine months ended September 30, 2010 to $1,262,942 for the nine months ended September 30, 2011.  Exploration and evaluation expenses are down from $6,100,845 for the nine months ended September 30, 2010 to $4,455,671 for the nine months ended September 30, 2011, mostly as a result of reduced costs associated with the Gahcho Kué Project.  Office and administration is up year over year primarily as a result of approximately $227,000 in foreign exchange associated with the exercise of warrants in US dollars in the first quarter of 2011.  Promotion and investor relations costs are up due to the timing of the Company’s annual general meeting in 2011 (June) versus 2010 (November).

Gahcho Kué Project - Proportionate Consolidation
The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture.  Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements from July 4, 2009.

Summarized below are the results of financial position relating to the Company’s proportional interest (49%) in the Gahcho Kué Joint Venture as at September 30, 2011 and 2010, as well as the results of operations and cash flows for the three and nine months ended September 30, 2011 and 2010:

	As at	As at
	September 30, 2011	December 31, 2010
Financial Position
Current assets	$54,538	$136,442
Non-current assets	5,551,355	5,547,501
Current liabilities	(863,238)	(1,207,433)
Non-current liabilities	(5,751,452)	(5,704,096)
Proportionate share of net liabilities	$(1,008,797)	$(1,227,586)

	Three Months ended	Three Months ended	Year to Date ended	Year to Date ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Results of Operations
Revenue	$-	$-	$-	$-
Expenses	(1,912,019)	(2,552,795)	(4,598,045)	(6,151,686)
Proportionate share of net loss	$(1,912,019)	$(2,552,795)	$(4,598,045)	$(6,151,686)

Cash Flows
Operating activities	$(1,827,050)	$(2,176,935)	$(4,801,573)	$(5,188,071)
Financing activities	1,827,050	2,176,935	4,816,834	5,188,071
Investing activities	-	-	(15,261)	-
Proportionate share of change in cash and cash equivalents	$-	$-	$-	$-

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $21,173,937 at September 30, 2011 ($29,451,180 as at December 31, 2010), and cash and cash equivalents and short-term investments of $21,977,908 ($33,555,142 at December 31, 2010).  Of the change in cash and cash equivalents and short-term investments from December 31, 2010 to September 30, 2011, $10,000,000 was paid March 15, 2011 to De Beers Canada Inc. pending the Joint Venture partners’ decision to develop Gahcho Kué which was approved for development in June 2011.  The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt at September 30, 2011.  The Company’s required contributions payable to De Beers, described in Note 7 to the Company’s unaudited condensed consolidated interim financial statements for September 30, 2011 are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production.  (See “Overall Performance” section above).  The Company had no long-term debt at December 31, 2010.

As at June 30, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable.  The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

During the six months ended June 30, 2011, 2,658,866 warrants were exercised before expiry for gross proceeds of $7,242,471.  There are no warrants outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.   These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of capitalized acquired exploration and evaluation associated with the Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, estimated useful lives and residual value of property, plant and equipment, provisions and contingent liabilities, decommissioning and restoration provisions, accrued liabilities, the assumptions used in determining the fair value of stock options and warrants, and the calculations of current and future income tax assets and liabilities and their reversals, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company’s assessment is that as at June 30, 2011, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project.  The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing.  The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants under the fair value method.  Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants.  Such estimates affect the fair value determined by the option and warrant pricing model.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) announced that Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The standard also requires that comparative figures for 2010 be based on IFRS.  The three months ended March 31, 2011 was the Company’s first reporting period under IFRS.

The CICA announcement also stated that the IFRS to be used for financial statement purposes were those in effect as at December 31, 2011 and therefore the Company’s financial reporting for the first three quarters of 2011 and any public disclosures prior to December 31, 2011 will be based on the Company’s expectations of IFRS as at the subsequent date of December 31, 2011.  While it is not expected that IFRS will change significantly prior to December 31, 2011, there is no assurance that IFRS will not change.

Readers of this management discussion and analysis and the Company’s unaudited condensed consolidated interim financial statements as at June 30, 2011 are also encouraged to review the disclosures included in the March 31, 2011 unaudited condensed consolidated interim financial statements as well as the Company’s March 31, 2011 management discussion and analysis report.

Financial Statement Presentation Changes

The transition to IFRS has resulted in certain changes to the Company’s financial statements, most significantly on the consolidated Statement of Comprehensive Loss.  The changes to the Statement of Cash Flow are primarily to record our exploration and evaluation costs as operating activities (as they are expensed), rather than as investing activities.  As well, the Company is recording interest income as an investing activity rather than an operating activity.

Future Expected Changes to IFRS Impacting the Company

Continuous monitoring of current IFRS developments is necessary to ensure appropriate decisions are considered and made by the Company.

Amendments to IFRS 7 Disclosures - Transfers of Financial Assets (effective from July 2, 2011)
The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:
•	financial assets that are not derecognized in their entirety; and
•	financial assets that are derecognized in their entirety but for which the entity retains continuing involvement
The Company’s preliminary assessment indicates that this amendment will not have a material impact on its financial statements.

IFRS 9 Financial Instruments
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Two measurement categories continue to exist to account for financial liability in IFRS 9 - fair value through profit or loss (“FVTPL”) and amortized cost.  Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measure at amortized cost unless the fair value option is applied.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.  IFRS 10 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize the assets, liabilities, revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures.  IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.  IFRS 11 is effective for annual periods beginning on or after January 1, 2013.    The Company is currently evaluating the impact that IFRS 11 will have on its consolidated financial statements.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel.  There were no transactions with the Gahcho Kué Joint Venture.

	September 30,	December 31,
	2011	2010
The total of the transactions:
Remuneration	$1,015,252	$716,978
The amount of outstanding balances:
Payable	68,000	186,619

The remuneration of directors and other members of key management personnel for the nine months ended September 30, 2011 and the year ended December 31, 2010 were as follows:

	September 30,	December 31,
	2011	2010
Salary, bonus and other short-term employee benefits	$528,202	$716,978
Share-based payments	487,050	-
	$1,015,252	$716,978

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations and prices of diamonds;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	risks associated with obtaining the necessary permits to build and operate a mine;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At November 8, 2011, there were 80,345,558 shares issued and 964,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2011 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2011, the Company is continuing the permitting and development of the Gahcho Kué Project and exploration at the Kennady North Project.  On March 17, 2011, the Gahcho Kué Panel of the MVEIRB wrote a letter to the Gahcho Kué Project Operator, De Beers Canada, advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed and requested responses in respect of these five items by May 2, 2011.

The Operator responded to three of these items on May 3, 2011, and the remaining two items by mid-July, 2011.  On August 2, 2011, Mountain Province announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which clears the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

The Kennady North desktop study has compiled the information available, and further details of historic exploration work is being gathered, which, along with the results of the airborne gravity survey when they are available, will be used to design and implement an exploration program on the Kennedy North Project.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO

November 8, 2011